UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-199861

MYLAN II B.V.

(Exact name of registrant as specified in its charter)

Building 4, Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9UL, England

+44 (0) 1707-853-000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, nominal value €0.01

(Title of each class of securities covered by this Form)

3.750% Senior Notes due 2020

3.150% Senior Notes due 2021

4.200% Senior Notes due 2023

3.950% Senior Notes due 2026

4.550% Senior Notes due 2028

5.400% Senior Notes due 2043

5.250% Senior Notes due 2046

5.200% Senior Notes due 2048

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

On November 16, 2020, Mylan N.V. (“Mylan”) completed the transaction pursuant to which Mylan combined with Pfizer Inc.’s (“Pfizer”) Upjohn business (the “Upjohn Business”) in a Reverse Morris Trust transaction (the “Combination”) and Upjohn Inc. (“Upjohn”) became the parent entity of the combined Upjohn Business and Mylan business and was renamed “Viatris Inc.” (“Viatris”). Pursuant to the terms of the Business Combination Agreement (as amended), dated July 29, 2019, by and among Mylan, Pfizer, Upjohn and certain other affiliated entities, Upjohn and Mylan effected the Combination through a series of transactions, including that Mylan merged with and into Mylan II B.V. surviving the merger as the legal successor of Mylan.

On November 16, 2020, The Nasdaq Stock Market filed a Form 25 to remove Mylan II B.V.’s ordinary shares, nominal value €0.01, from listing and registration pursuant to 17 CFR 240.12d-2-2(a)(3).

Pursuant to the Combination Mylan II B.V. has become a wholly owned subsidiary of Viatris Inc. and, as such, has fewer than 300 record holders. Therefore, Mylan II B.V.’s Section 15(d) reporting obligation for its ordinary shares, nominal value €0.01, has been suspended pursuant to Rule 12g-4(a)(1) and Rule 12h-3(b)(1)(i).

Pursuant to the requirements of the Securities Exchange Act of 1934 Mylan II B.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 27, 2020	By:	/s/ John Miraglia
	Name:	John Miraglia
	Title:	Director